Mail Stop 4561


								August 16, 2005


By U.S. Mail and facsimile to 404-653-2877

Samuel J. Cox
Chief Financial Officer
Citizens Bancshares Corporation
75 Piedmont Avenue, N.E.,
Atlanta, Georgia  30302

Re:	Citizens Bancshares Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
	File No. 000-14535

Dear Mr. Cox:

      We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended December 31, 2004

Note 8 - Income Taxes, page 61

1. We note that you have a full valuation allowance for all state tax carryforwards since management considers it more likely than not that all related deferred tax assets will not be realized. Please tell us how you determined that a full valuation allowance was needed considering the possible sources of taxable income described by paragraph 21 of SFAS 109. In your response, please provide quantification supporting how you determined the amount of the valuation allowance as of December 31, 2004 and why you did not adjust the allowance in 2004.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Management`s Discussion and Analysis - Investment Securities, page
13

2. We note that you recorded a $346,000 million other-than-
temporary
impairment relating to certain perpetual preferred stock
investments
in two government sponsored enterprises during June, 2005. Your unrealized equity security losses were $349,680 and $231,400 at December 31, 2004 and 2003, respectively. Please supplementally tell us how you were able to conclude that no other-than-temporary impairment relating to these securities existed as of or prior to December 31, 2004. In your response, please provide quantification supporting how you determined the recognized $346,000 impairment
and
tell us how long each security was in an unrealized loss position. Please refer to the specific relevant guidance in SFAS No.115 and SAB
Topic 5:M in your response.
* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant
Chief Accountant

Samuel J. Cox
Citizens Bancshares Corporation
August 16, 2005
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